UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                            Vodavi Technology, Inc.
                            -----------------------
                               (Name of Issuer)


                   Common Stock, $0.001 par value per share
               ------------------------------------------------
                        (Title of Class of Securities)


                                   92857V102
                             ---------------------
                                (CUSIP Number)


                               November 3, 2005
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 6 Pages


                                                  SCHEDULE 13D

CUSIP No.: 92857V102                                                                                Page 2 of 6 Pages

......................................................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       LG-NORTEL CO. LTD.
......................................................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [X]
......................................................................................................................
3.     SEC Use Only
......................................................................................................................
4.     Source of Funds (See Instructions)

       OO

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]

6.     Citizenship or Place of Organization                     Republic of Korea
......................................................................................................................
Number of             7.     Sole Voting Power                  862,500
Shares              .................................................................................................
Beneficially          8.     Shared Voting Power                None
Owned by Each       .................................................................................................
Reporting             9.     Sole Dispositive Power             862,500
Person With         .................................................................................................
                      10.    Shared Dispositive Power           None
......................................................................................................................
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        862,500
......................................................................................................................
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See Instructions)

        [   ]
......................................................................................................................
13.     Percent of Class Represented by Amount in Row (11)

        23.3% based on 3,705,848 shares outstanding as of October 24, 2005.
......................................................................................................................
14.     Type of Reporting Person:

        CO


                                                             Page 3 of 6 Pages

          This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Vodavi Technology, Inc. (the "Issuer").

Item 1.   Security and Issuer

          This Statement relates to the Shares of the Issuer. The address of the principal executive office of the Issuer is 4717 East Hilton Avenue, Suite 400, Phoenix, AZ 85034.

Item 2.   Identity and Background

          This Statement is filed on behalf of LG-Nortel Co. Ltd. ("LG-Nortel," or the "Reporting Person"). This Statement relates to the Shares of the Issuer held for the account of LG-Nortel. LG-Nortel is a joint venture between LG Electronics Inc., a Korean corporation ("LGE"), and Nortel Networks Limited, a corporation incorporated under the laws of Canada ("Nortel"). Nortel is the majority shareholder of LG-Nortel.

                             The Reporting Person

          LG-Nortel is a corporation incorporated under the laws of Korea and its principal office is located at 7th, 8th Floor, GS Kangnam Tower 679, Yeoksam-dong, Kangnam-gu, Seoul, 135-985, Korea. The principal businesses of LG-Nortel are research, development, manufacturing, engineering, supply and support of telecommunications networks used by telecommunications network operating companies, service providers, and enterprises in conducting their business. Current information about the identity and background of the directors and executive officers of LG-Nortel is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On November 3, 2005, LGE transferred the Shares reported herein to LG-Nortel, as part consideration for certain shares of LG-Nortel pursuant to an agreement between LGE and Nortel.

Item 4.   Purpose of Transaction

          All of the Shares reported herein as having been acquired or disposed of were acquired or disposed of for investment purposes. Except as set forth herein, neither the Reporting Person nor, to the best of its knowledge, any of the persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

                                                             Page 4 of 6 Pages


Item 5.   Interest in Securities of the Issuer

          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 3,705,848 as of October 24, 2005.

          (a) LG-Nortel may be deemed the beneficial owner of 862,500 Shares (approximately 23.3% of the total number of Shares outstanding).

          (b) LG-Nortel may be deemed to have sole power to direct the voting and disposition of the 862,500 Shares that it may be deemed to beneficially own as set forth above.

          (c) Except for the transaction described in Item 3, there have been no transactions effected with respect to the Shares during the past sixty (60) days by any of the Reporting Persons.

          (d) The majority shareholder of LG-Nortel is Nortel. As such, Nortel may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. As a minority shareholder of LG-Nortel, LGE also may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          None.

Item 7.   Material to be filed as Exhibits.

          None.

                                                             Page 5 of 6 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 16, 2005             LG-NORTEL CO. LTD.


                                    By: /s/ Peter Dans
                                        -------------------------
                                    Name:  Peter Dans
                                    Title: Chief Financial Officer

                                                             Page 6 of 6 Pages

                                    ANNEX A

                    Directors and Officers of LG-Nortel Co. Ltd.



Name/Title/Citizenship                  Principal Occupation                    Business Address
----------------------                   --------------------                   ----------------
Jae Ryung Lee/CEO/Korea                 LG-Nortel Co. Ltd. CEO                  8th Floor, GS Kangnam Tower 679,
                                                                                Yeoksam-dong, Kangnam-gu, Seoul,
                                                                                135-985, Korea

Paul House/CEO/USA                      LG-Nortel Co. Ltd. CEO                  8th Floor, GS Kangnam Tower 679,
                                                                                Yeoksam-dong, Kangnam-gu, Seoul,
                                                                                135-985, Korea

Young Soo Kwon/BOD Director/Korea       LG Electronics Inc. CFO                 LG Twin Tower 20, Yoido-dong,
                                                                                Youngdungpo-gu, Seoul,150-721,
                                                                                Korea

Paul Karr/BOD Director/United States    Nortel Networks Limited Controller      8200 Dixie Road, Suite 100,
                                                                                Brampton, Ontario, L6T 5P6, Canada

Peter MacKinnon/BOD Director/Canada     Nortel Networks Limited President       2221 Lakeside Blvd, Richardson,
                                        (GSM/UMTS)                              Texas,75082, USA

Peter Dans/CFO/Canada                   LG-Nortel Co. Ltd. CFO                  8th Floor, GS Kangnam Tower 679,
                                                                                Yeoksam-dong, Kangnam-gu, Seoul,
                                                                                135-985, Korea

Hwang Choon Ha/CTO/Korea                LG-Nortel Co. Ltd. CTO                  LG R&D Complex 533, Hogye-Dong
                                                                                Dongam-gu, Anyang-Shi, Kyungki-do,
                                                                                431-749, Korea

Keun Lee/VP/Korea                       LG-Nortel Co. Ltd. VP                   7th Floor, GS Kangnam Tower 679,
                                                                                Yeoksam-dong, Kangnam-gu, Seoul,
                                                                                135-985, Korea

Seokbin Mun/VP/Korea                    LG-Nortel Co. Ltd. VP                   8th Floor, GS Kangnam Tower 679,
                                                                                Yeoksam-dong, Kangnam-gu, Seoul,
                                                                                135-985, Korea

Tai-Ho Kim/VP/Korea                     LG-Nortel Co. Ltd. VP                   7th Floor, GS Kangnam Tower 679,
                                                                                Yeoksam-dong, Kangnam-gu, Seoul,


          Except as set forth herein, to the best of the Reporting Person's knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.